Exhibit  99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764
NEWSRELEASE

Lake Shore Gold Comments on Trading Activity
TORONTO, ONTARIO (February 5, 2016) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") is issuing this press release in response to a request by market regulation services to comment on recent trading activity in its stock. The Company has also become aware of speculation concerning a potential transaction involving the Company.
As a general policy, the Company does not publicly comment on market speculation and rumours. The Company is not aware of any material, undisclosed corporate developments that would account for recent trading in its stock. The Company will continue to keep the market informed as required but does not intend to make any further comment or release regarding market speculation.
About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.
Forward-looking Statements
Certain statements in this press release relating to the Company, particularly in respect of any potential transaction being agreed, are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements."
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by the forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements unless required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on SEDAR at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.
FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298
Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com